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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: June 19, 2007

                        Commission File Number 001-12510

                                   ROYAL AHOLD
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                 (Translation of registrant's name into English)

            Piet Heinkade 167-173, 1019 GM Amsterdam, The Netherlands
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.
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     On June 19, 2007, Koninklijke Ahold N.V. ("Ahold" or the "Company") issued a press release announcing that the Company's shareholders today approved the sale of U.S. Foodservice for $7.1 billion as well as the Company's proposal to return EUR 3 billion to shareholders by way of a capital repayment and reverse stock split. A copy of this press release is attached hereto as Exhibit 99.1.

     This Form 6-K is incorporated by reference into the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No. 333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                         KONINKLIJKE AHOLD N.V.


                                                /s/ P.N. Wakkie
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Date: June 19, 2007                      By:    P.N. Wakkie
                                         Title: EVP & Chief Corporate Governance
                                                Counsel

                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:

Exhibit   Description
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99.1 Ahold press release dated June 19, 2007, announcing the Company's shareholders today approved the sale of U.S.Foodservice for $7.1 billion as well as the Company's proposal to return EUR 3 billion to shareholders by way of a capital repayment and reverse stock split